Utility Income

Final Proxy Results - ML Utility Income merger into Global Utility
1st Meeting Date: 06/27/2000
2nd Meeting Date: 07/25/2000
Record date: May 2, 2000
Update as of Ju;ly 25, 2000

				Units Voted				Percentage of Total Outstanding Units				Percentage of Units Voted
	Shares Needed	Outstanding	Votes Needed								For 50% + 1
Fund	To Pass	Shares	50 + 1	For	Against	Abstain	Votes Needed	For	Against	Abstain	% Votes Needed	For	Against	Abstain

Proposal for the merger of Utility Income into Global Utility	-37,152	3,894,780	1,947,391	1,984,543	46,324	79,453	-37,152	50.95%	1.18%	2.03%	-0.95%	94.03%	2.19%	3.76%

Last Updated on 10/26/2000
By Karen Lang